EXHIBIT 99.1

Auryn prepares to drill Aiviq discovery and provides Committee Bay update

VANCOUVER, British Columbia, Feb. 06, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce it has further refined drill targets at the 2017 high-grade Aiviq discovery, the details of its March 2018 planned spring drill program, and additional results from the Committee Bay 2017 summer program.

Ivan Bebek, Executive Chairman of Auryn stated, “The Aiviq opportunity at Committee Bay not only offers significant discovery potential, it also lies within 12 km of our existing infrastructure at Three Bluffs. As a result, we now have the opportunity to drill Committee Bay both in the spring and summer months.”

Mr. Bebek further stated, “We are also excited to be currently drilling Huilacollo, the first of 4 highly prospective Peruvian projects. We are making positive headway in the communities around both the Sombrero and Baños Del Indio gold projects.  2018 will be a busy year for Auryn as we add significant shareholder value through discoveries across the global portfolio.”

Aiviq Infill Till Results:

The Aiviq discovery drill hole (12.2 meters at 4.7g/t Au) is situated along a 7 kilometer long shear zone that is shedding high-grade boulders and gold-in-tills that was discovered from Auryn’s belt wide regional till survey. Four new high-resolution targets have been defined from infill tills analyzed for gold on 100 meter by 100 meter spacing and will form the basis of Auryn’s follow-up drill program to expand on the Aiviq discovery.

During the 2017 till program, Auryn analyzed indicator elements for gold using portable X-Ray fluorescence technology; however, due to time constraints during the program the till samples were not assayed for gold.  Subsequent to the completion of the 2017 program, these till samples were sent to ALS laboratories for ICP analysis to analyze for gold. The results were very positive as they spatially overlapped the discovery hole at Aiviq with a 500-meter long gold-in-till anomaly and defined three additional target areas totaling 3.0 kilometers of strike length (figure 1).  Auryn’s technical team considers the infill till data as a critical step in the advancement of our exploration process to further define the source areas of gold mineralization under till cover.

Discovery follow-up drilling around drill hole 17RGR003 will be conducted on 25, 50, and 100- meter step outs covering a total of 350 meters to define a potential deposit footprint.  The targets located to the northeast of the discovery are supported by infill tills and high-grade boulders with the drill plan being represented by the green drill collars on Figure 1.

Michael Henrichsen, COO and Chief Geologist stated, “We are very excited to begin follow up drilling on our 2017 Aiviq discovery.  The additional layer of infill till results provides Auryn’s technical team a higher degree of confidence in defining potential source areas of gold mineralization. These results clearly show the overlapping nature of high-grade mineralization in drilling with gold in tills and high-grade bolder trains.   Each target at Aiviq provides Auryn with the possibility of a significant discovery in this highly prospective shear zone.”

Three Bluffs Targeting:

Targeting at the Three Bluffs deposit will be based on the on-going re-log of the deposit to determine the structural controls on high-grade mineralization and geophysical modeling to target the continuation of the high-grade hinge zone of the deposit to the north east (figure 2).  The goal of the spring 2018 drill program at the deposit is to both expand the resource and to explore for new zones of mineralization that were previously untested.

Balance of 2017 Committee Bay Drill Results:

Additional highlights from 2017 exploration RAB drilling include 10.7 meters of 0.62g/t Au from the Mist prospect, 4.6 meters of 1.0g/t Au from the Koffy prospect, and 3.05 meters of 1.73g/t Au from the Kinng Mountain prospect in the NE region of the belt (Figure 3).  Although understated, Auryn considers these first pass results important as they demonstrate gold bearing systems with multi-kilometer long potential based on gold-in-till anomalies and magnetic stratigraphy. Further evaluation of these target areas will be focused on gold analysis of the infill tills collected during the 2017 summer program to define high-resolution targets.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Cautionary Statements and Technical Disclosures

Committee Bay Infill Till QA/QC Disclosure

Till samples were collected mostly from active frost boils.  Samples are screened using 0.425um screen analyzed using 50g nominal weight trace level Au by aqua regia extraction and ICP-MS finish method (Au-TL44) on a -425um fraction. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Photos accompanying this announcement are available at
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